December 14, 2011

Mr. H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Empire Petroleum Corporation

Amendment No. 1 to Form 10-K for Fiscal Year Ended

December 31, 2010

Filed September 30, 2011

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended

June 30, 2011

Filed September 30, 2011

File No. 001-16653

Dear Mr. Schwall:

In connection with your review of the above-captioned filing and our response to your comment letter as set forth in that certain letter of Conner & Winters, LLP, addressed to the Securities and Exchange Commission and dated December 14, 2011, Empire Petroleum Corporation (the “Company”) acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (918) 488-8068 at any time.

Sincerely,

/s/ Albert E. Whitehead

Albert E. Whitehead

Chief Executive Officer

cc: Ryan Sacra, Conner & Winters, LLP